

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 10, 2015

Via e-mail
Zhao Yahong
Chief Executive Officer
Bison Petroleum, Corp.
23/F Tower B, Caizhi International Mansion
No. 18, East Zhongguancun Road, Haidian District
Beijing, China

> Re: **Bison Petroleum, Corp.**
> **Amendment No. 1 to Preliminary Information Statement**
> **Filed August 6, 2015**
> **Amendment No. 3 to Form 8-K**
> **Filed August 5, 2015**
> **File No. 000-54574**

Dear Mr. Zhao:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Vincent McGill (*via e-mail*)
        Eaton & Van Winkle LLP